Renewable Energy Group

Information Meeting Presentation

Central Iowa Energy, LLC – February 3, 2010
Western Iowa Energy, LLC – February 4, 2010
Blackhawk Biofuels, LLC – February 4, 2010
Renewable Energy Group, Inc. – February 6, 2010

www.regfuel.com

REG®

Renewable Energy Group®

CONFIDENTIAL
Filed by REG Newco, Inc. pursuant
to Rule 425 under
the Securities Act of 1933 and
deemed filed pursuant to
Rule 14a-12 of the Securities
Exchange Act of 1934.
Subject Company: Renewable
Energy Group, Inc.
Subject Company: Western Iowa
Energy, LLC
Commission File No.: 000-51965
Subject Company: Central Iowa
Energy, LLC
Commission File No.: 000-52429
Subject Company: Blackhawk
Biofuels, LLC
Commission File No.: 000-53651

Copyright 2010
Renewable Energy Group
®

This presentation includes Financial Projections that are management’s estimates of the expected results of future operations of Renewable Energy Group, Inc. (REG). Management believes that the assumptions concerning future events and circumstances outlined herein are some of the significant factors upon which the results of REG will depend. The Financial Projections represent a prediction of future events based on assumptions, which may or may not occur, and may not be relied upon to indicate the actual results which will be obtained. Actual results may vary materially from the Financial Projections. Accordingly, management does not guarantee or warrant the results of REG.
Certain unaudited, historical, pro forma financials are derived from financial results of Central Iowa Energy, LLC,
Western Iowa Energy, LLC, Blackhawk Biofuels, LLC, REG and REG predecessor companies West Central, InterWest, and REG LLC.

Copyright 2010
Renewable Energy Group
®

Table of Contents
• Industry Conditions
• REG Strategy and Reasons for the Consolidation
• Transaction Participants and Company Descriptions
• Renewable Energy Group, Inc. (REG)
• Blackhawk Biofuels, LLC (Blackhawk)
• Central Iowa Energy, LLC (CIE)
• Western Iowa Energy, LLC (WIE)
• Existing Operating Structure
• Future Operating Structure

Copyright 2010
Renewable Energy Group
®
Industry Conditions
• U.S. production capacity in excess of demand, fragmented
industry
• Limited access to capital
• Commodity fluctuations – highly volatile
• Development and access to future feedstocks
• European Commission anti-dumping and countervailing duties
• Blenders’ tax credit extension: lapsed and awaiting extension
• RFS-2 standards and implementation: awaiting announcement
• States: mandates, incentives, low carbon fuel standards

Copyright 2010
Renewable Energy Group
®
REG Strategy
• Continue as a leading manufacturer, marketer and distributor of biofuels and specialty chemicals
• Sustain and pursue excellence in all aspects of operations:
• Biofuel production
• Sales, marketing & distribution
• Procurement and risk management
• Operations management
• Plant upgrades and emerging technologies implementation
• Lead efforts into future feedstock development
• Enter new markets for renewable products

Copyright 2010
Renewable Energy Group
®
Reasons for the Consolidation

Operating & Management Benefits:
• Greater production capacity
• To satisfy RFS-2 demand for obligated parties
• For pursuit of sales to large, petroleum-based customers
• To better compete with large, supply chain-integrated biodiesel producers
• Centralized production scheduling, reduced costs from better feedstock yields as a result of reduced feedstock variability
• Improved risk management across all production facilities from centralized procurement and logistics management and more
efficient decision making
• Stronger commercialization partner for the development of new technologies to improve efficiency of biodiesel production

Copyright 2010
Renewable Energy Group
®
Reasons for the Consolidation

Cost Advantages:
• Streamlined procurement and supply chain management that should result in lower costs across all plants
• Lower plant-level general and administrative costs and less plant-
level professional services
Access to Capital Advantages:
• The greater scale of the combined company’s operations should put it in a better position to obtain credit to support its operations
• A larger, more diversified company will be better positioned for a stock exchange listing

Copyright 2010
Renewable Energy Group
®

Renewable Energy Group
®
, Inc. (REG
®
):
A Complete Biodiesel Solution
• Operator of network with 302 million gallons per year (mgy) of aggregate production capacity
• Network currently consists of two plants wholly-owned by REG, and seven independently owned and governed plants, including
Blackhawk, CIE, and WIE
• Industry leadership
• Began business in 1996
• REG formed in 2006
• Tremendous growth opportunities across biodiesel value chain
• Experienced and stable management team
• Headquartered in Ames, Iowa with locations nationwide
• Redefining biodiesel quality
• REG-9000 biodiesel meets or exceeds industry quality specifications
• Marketed through existing nationwide petroleum infrastructure
TM

Copyright 2010
Renewable Energy Group
®
REG Vertical Integration
Feedstock &
Production R&D
Feedstock
Extraction
& Refining
Conversion
to Fuel
Fuel Sales &
Marketing
Fuel       Distribution Customer Service &
& Logistics Admin
Feedstock
Production
(Development phase)

Leading biodiesel company through vertical integration in
all areas except feedstock production

Copyright 2010
Renewable Energy Group
®
East Fork Biodiesel
60 MGY, Completed: 11/2007
Algona, IA
REG Emporia
60 MGY, Startup: TBD
Emporia, KS
REG New Orleans
60 MGY, Startup: TBD
Destrehan, LA
Low free fatty acid
feedstock conversion
(soy, canola, refined fats)
Low
REG Network of Biodiesel Production
High
High free fatty acid
feedstock conversion
(fats, corn, waste greases)
Western Iowa Energy
30 MGY, Startup: 6/2006
Wall Lake, IA
Central Iowa Energy
30 MGY, Startup: 5/2007
Newton, IA
Iowa Renewable Energy
30 MGY, Startup: 7/2007
Washington, IA
Low
High
Low
High
Low
High
Blackhawk Biofuels
45 MGY, Startup: 11/2008
Danville, IL
Low
High
REG Houston
35 MGY, Startup: 08/2008
Seabrook, TX
REG Ralston
12 MGY, Startup: 3/2003
Ralston, IA
Low
Low
Low
SoyMor Biodiesel
30 MGY, Startup: 8/2005
Glenville, MN
Low
Western Dubuque Biodiesel
30 MGY, Startup: 5/2007
Farley, IA
Low
Multi-feedstock Capabilities
Low
High
Low
High

Redefining Quality
REG-9000 biodiesel ready for RFS-2
Renewable Energy Group is focused on creating high-quality biodiesel with consistent characteristics, regardless of feedstock. The REG-9000 product line-up provides unprecedented options regarding fuel choices while offering confidence in the highest quality biodiesel available with competitive pricing.
REG-9000/1
REG-9000/5
REG-9000/10
REG [9000]
BIODIESEL
Redefining Quality: Eight REG Network Plants boast BQ-9000 Producer Status
Call (888) REG-8686 or visit regfuel.com/reg9000 to learn more.

REG

Copyright 2010
Renewable Energy Group
®

REG Sales & Marketing:  REG-9000
™
REG-9000 is a trademark of REG
• REG markets, sells and distributes
biodiesel and co-products
produced at network facilities
• REG has created a national
distribution system to supply REG-
9000™ brand certified biodiesel
• Provides customers with options
while offering confidence in the
high quality REG-9000™
biodiesel
available
•
REG-9000™
specifications meet or
exceed ASTM D6751 – 09
requirements

Copyright 2010
Renewable Energy Group
®

Blackhawk Biofuels, LLC (Blackhawk)
• Formed in April 2005
• 45 MGY biodiesel facility
• REG completed a pre-treat upgrade in March 2009
• The plant utilizes multiple feedstocks
• REG is responsible for the overall management of the
plant

Copyright 2010
Renewable Energy Group
®

Central Iowa Energy, LLC (CIE)
• Formed in March 2005
• 30 mmgy biodiesel facility
• The plant utilizes multiple feedstocks and is able to pre-
treat crude vegetable oil and crude animal fat
• REG is responsible for the overall management of the plant

Copyright 2010
Renewable Energy Group
®

Western Iowa Energy, LLC (WIE)
• Formed in September 2004
• 30 MGY biodiesel facility
• The plant utilizes multiple feedstocks and is able to pre-
treat crude vegetable oil and crude animal fat
• REG is responsible for the overall management of the plant

Copyright 2010
Renewable Energy Group
®
REG Emporia, LLC
REG New Orleans
Renewable Energy Group, Inc.
REG Construction
& Technology
Group, LLC
REG
Services
Group, LLC
REG Marketing
& Logistics
Group, LLC
REG Owned
Plants
Network Member Owned
Plants
Other Network
Plants
WIE
CIE
Blackhawk
REG Ralston, LLC
Existing Operating Structure

Management & Operational
Services Agreement (MOSA)
REG Houston, LLC
REG Ventures,
LLC

Copyright 2010
Renewable Energy Group
®
REG Intermediate Holdco, Inc.
REG Construction
& Technology
Group, LLC
REG
Services
Group, LLC
REG Marketing
& Logistics
Group, LLC
REG Owned Plants
* Transactions Pending
Network Member
Owned Plants
Other Network
Plants
Future Operating Structure
REG Ralston, LLC
Renewable Energy Group, Inc.
REG Houston, LLC
REG Emporia, LLC
REG New Orleans
Blackhawk Biofuels *
(REG Danville, LLC)
REG Newton, LLC *
REG Wall Lake, LLC *
REG Seneca, LLC *
Management & Operational
Services Agreement (MOSA)

REG Ventures,
LLC
REG Newco, Inc. will be renamed
Renewable Energy Group, Inc.
and “old” Renewable Energy
Group, Inc. will be renamed REG
Intermediate Holdco, Inc.